UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

No Act
P.E. 1-03034

03017692

March 17, 2003

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act 1934
Section 14A-8
Rule
Public Availability 3-17-2003

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

Dear Mr. Joseph:

This is in response to your letter dated January 22, 2003 concerning the shareholder proposal submitted to Xcel by the General Board of Pension and Health Benefits of The United Methodist Church and Medora Woods. We also have received a letter on the proponents' behalf dated March 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

JONES DAY
77 WEST WACKER
CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

January 22, 2003

No-Action Request
1934 Act/Rule 14a-8

Via Messenger
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation, (the "Company") we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended, (the "Act") in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by shareholders General Board of Pension and Health Benefits of the United Methodist Church and Medora Woods (the "Proponents") from its 2003 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 20, 2003. The definitive copies of the 2003 proxy statement and form of proxy are currently scheduled to be filed pursuant to Rule 14a-6 on or about April 15, 2003. We hereby request that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of Rule 14a-8 set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to Rule 14a-8(j)(2), enclosed herewith are six copies of the following materials:

1) This letter which represents the Company's statement of reasons why omission of the Proposal from the Company's 2002 proxy statement and form of proxy is appropriate and, to the extent such reasons are based on matters of law, represents a supporting legal opinion of counsel;

2) The Proposal, attached hereto as Exhibit A, which the Proponents submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

Background

The Proposal states: "The shareholders of Xcel Energy Corporation urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ["CEO"] of the Company shall serve as Chairman of the Board of Directors."

For the reasons set forth below, Xcel Energy believes that the Proposal may be omitted from its proxy materials.

Discussion of Reasons for Omission

I. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED IF IT IS CONTRARY TO THE COMMISSION'S PROXY RULES, INCLUDING RULE 14A-9, WHICH PROHIBITS FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS

Proponents have made the following statements in support of the Proposal which have no basis in fact, or omit to state relevant information, and which the Company considers to be false and misleading in violation of the Commission's proxy rules.

1. **Proponents' Statements:** *"The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO."*

The Proponents provide no support for this statement and fail to note that this statement is the Proponents' opinion regarding the primary purpose of the Board of Directors. The primary purpose of the board of directors according to Minnesota law is to manage or direct the management of the business affairs of the corporation. There is no requirement in Minnesota law that the board of directors be independent of management.

2. **Proponents' Statements:** *"Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with 'organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises.'"; "Andrew Grove, chairman of Intel Corporation, stated 'The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?'"*

Read together, these statements are misleading because they imply that the Company's Board of Directors does not "effectively monitor and evaluate the performance" of its Chief Executive Officer and Chairman of the Board. This is false. Regular CEO performance appraisals are a reality at the Company. In particular, the Compensation and Nominating Committee Charter, approved December 11, 2002, set forth on Exhibit B, governs the responsibilities of the Compensation and Nominating Committee (the "Committee"). One of the specific duties of the Committee that is listed in the Committee's charter is to "annually review performance and recommend salaries and other forms of compensation for executive and senior officers and report the results of such performance and compensation evaluations to the Board." The Committee's presence encourages and facilitates meaningful Board oversight of the CEO and other executive officers. Indeed, CEO performance appraisals are an invaluable educational process for both the Board and CEO, and a regular opportunity to provide feedback and to discuss expectations and standards of performance. Moreover, the "Guidelines on Corporate Governance," attached hereto as Exhibit C, provide specific expectations for the Board of Directors and its members, and provides direction for Board and CEO performance evaluation. As part of this process, each member of the Board completes a detailed, 25 question performance review of the CEO. The Guidelines also establish requirements for Board independence, as well as size of the Board, meeting requirements and relationship with senior management. Finally, the Board is committed to the mission and vision of the Company and all Board members bring personal expertise and competency to Board matters. Minnesota law provides that the business must be managed in the interests of all its shareholders; the Board has consistently managed within this fiduciary norm.

Clearly, the Company is not Mr. Brunetti's "sandbox." In accordance with note (b) to Rule 14a-9, the Staff in numerous no-action letters has agreed that a proposal containing material which directly or indirectly impugns the integrity or indirectly makes charges concerning improper or immoral conduct without factual foundation may be omitted from a company's proxy materials. *See, e.g., Niagra Mohawk Power Corporation* (available February 25, 1993); *CCBT Bancorp, Inc.* (available April 20, 1999); *American Broadcasting Cos.* (available March 21, 1984). These statements impugn the integrity of the Board and make charges of improper or immoral conduct without factual foundation.

3. **Proponents' Statements:** *"Separating the positions of Chairman and CEO will enhance independent Board leadership at Xcel. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management."*

Proponents' statements imply that sustaining inspired leadership within the Company can only be achieved by separating the roles of Chairman of the Board and CEO. This statement is false. Moreover, this statement is misleading because it omits certain facts that are necessary to give stockholders complete and accurate information. It is not clear which companies benefited from "a strong, objective leader" and it is not clear that the experience of companies operating in different industries is relevant to the Company's governance structure. Indeed, the Board maintains that the Company's position is unique because increasing financial stress continues to batter the decimated power market. Finally, the Proponents fail to state why the Board's duty to monitor the CEO is compromised. The statement is simply a conclusory and misleading statement that requires the Proposal to be excluded from its proxy materials.

4. **Proponents' Statements:** *"Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 U.S. directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (Financial Times, May 28, 2002)"*

Shareholders cannot make an informed decision concerning the Proposal without knowing the context of the cited study. The McKinsey & Co. survey was conducted in the aftermath of Enron's demise, which led to angst and paranoia throughout corporate boardrooms. It is very unlikely that those polled considered the requirements of the Sarbanes-Oxley legislation, the proposed New York Stock Exchange listing requirements, as well as their own companies' visions of good governance. The survey may be merely a product of the general feeling that there is a need to strengthen the board of directors' oversight of management and to serve the long-term interests of shareowners, employees and other stakeholders, after the Enron bankruptcy. It certainly didn't involve any detailed review of issues, materials and options.

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2003 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter is simultaneously being forwarded to the Proponents.

Should you have any questions or require additional information, please contact the undersigned at (312) 269-4176.

Very truly yours,

Robert J. Joseph

Robert J. Joseph

cc: General Board of Pension and Health Benefits of the United Methodist Church
Medora Woods

EXHIBIT A

As You Sow
A Foundation Planting Seeds for Social Change
Tel: (415) 391-3212 Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

November 14, 2002

Wayne Brunetti
President and CEO
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN. 55402

Dear Mr. Brunetti,

The As You Sow Foundation is a non-profit organization whose mission is to promote corporate responsibility. We represent Medora Woods, a beneficial shareholder of Xcel Energy stock (see enclosed statement).

Ms. Woods has held over $2,000 worth of stock continuously for over a year and will continue to hold shares in the company through the date of the 2003 stockholders meeting. Proof of ownership is enclosed.

Therefore, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution for consideration and action by the stockholders at the 2003 Annual Meeting of Xcel Energy. I also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The resolution asks the Xcel Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as Chairman of the Board of Directors.

We are co-filing this resolution with the General Board of Pensions and Health Benefits of the United Methodist Church, who are the primary filers.

We will be glad to consider withdrawing the resolution once we have established a more formal and substantive dialogue with the company on this and related issues.

Please forward any correspondence relating to this matter to As You Sow.

Sincerely,

Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation

CC: Vidette Bullock-Mixon, United Methodist Church, Evanston, IL.
Medora Woods, Minneapolis, MN.
Pat Wolf, Interfaith Center on Corporate Responsibility, New York, NY.

SEPARATE CHAIRMAN AND CEO

RESOLVED: The shareholders of Xcel Energy Corporation urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as Chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the challenges facing our company. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at Xcel Energy.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at Xcel. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (BusinessWeek, November 11, 2002)

Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (Financial Times, May 28, 2002)

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

LOWRY HILL

November 13, 2002

Michael Passoff
As You Sow
Fax# 415-391-3245.

90 South Seventh Street, Suite 5300
Minneapolis, Minnesota 55402
Business: (612) 667-1764
Toll Free: (888) 648-8157
Facsimile: (612) 667-1791
www.lowryhill.com

Dear Mr. Passoff:

This letter is to confirm that Medora Woods is the beneficial owner of 1500 shares of Xcel Energy Corporation stock. The shares are held in street name at Wells Fargo Bank Minnesota, N.A. DBA Lowry Hill.

This letter serves as confirmation that the above referenced account is the beneficial owner of the above referenced shares and that said shares have been held continuously for more than one year.

Sincerely,

Stacie L. Price
Financial Associate
sprice@lowryhill.com
ph. (612) 316-2989
fax (612) 667-1791

2109 Ewing Avenue South
Minneapolis Minnesota 55416

November 14, 2002

Mr. Michael Passoff
Associate Director
Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. Passoff:

I hereby authorize As You Sow to file a shareholder resolution on my behalf at Xcel Energy.

The resolution asks the company's Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer of the Company shall serve as Chairman of the Board of Directors.

I am the owner of more than $2,000 worth of stock that I have held continuously for over a year. I intend to hold the stock through the date of the company's annual meeting in 2003.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Medora Woods

Medora Woods

GENERAL BOARD OF PENSION
AND HEALTH BENEFITS OF
THE UNITED METHODIST CHURCH

1201 Davis Street
Evanston, Illinois 60201-1118
1.800.851.2201

November 14, 2002

Ms. Cathy J. Hart
Secretary
Xcel Energy, Inc.
800 Nicollet Mall
Minneapolis, MN 55402

Dear Ms. Hart:

The General Board of Pension and Health Benefits of The United Methodist Church has the responsibility for administering and investing pension funds in excess of $10 billion. The General Board is committed to being a socially responsible investor, and endeavors to invest in funds and corporations that have a positive impact on society. The Social Principles of our denomination encourage the General Board to invest in companies that have a positive impact on society. In such capacity, the General Board has an investment position of 303,191 shares of common stock in Xcel Energy, Inc. as of November 8, 2002.

The General Board encourages Xcel Energy to embrace the best practices in governing our company. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability.

Therefore, I am hereby authorized to notify you of our intention to file the enclosed shareholder resolution for consideration and action by the stockholders at the 2003 Annual Meeting of Xcel Energy. I also request that the resolution and our support of it be included in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The General Board of Pensions and Health Benefits has held a number of Xcel shares, with a value of at least $2,000 for at least twelve months prior to the date of filing this 2003 shareholder proposal. Proof of the General Board's ownership of these shares is enclosed. It is the intent of the General Board to maintain ownership of Xcel stock through the date of the annual meeting.

Again, it is our tradition to seek dialogue with corporate management about issues, with the hope that this resolution might not be necessary. We trust that dialogue is of interest to you as well.

Sincerely,

Vidette Bullock Mixon

Vidette Bullock Mixon
Director of Corporate Relations and Social Concerns

SEPARATE CHAIRMAN AND CEO

RESOLVED: The shareholders of Xcel Energy Corporation urge the Board of Directors to amend the bylaws to require that an independent director who has not served as chief executive officer ("CEO") of the Company shall serve as Chairman of the Board of Directors.

SUPPORTING STATEMENT

The primary purpose of the Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Such oversight is important in light of the challenges facing our company. We believe that a separation of the roles of Chairman and CEO will promote greater management accountability to shareholders at Xcel Energy.

Corporate governance experts have questioned how one person serving as both Chairman and CEO can effectively monitor and evaluate his or her own performance. The National Association of Corporate Directors Blue Ribbon Commission on Director Professionalism has recommended that an independent director should be charged with "organizing the board's evaluation of the CEO and providing continuous ongoing feedback; chairing executive sessions of the board; setting the agenda with the CEO, and leading the board in anticipating and responding to crises."

Separating the positions of Chairman and CEO will enhance independent Board leadership at Xcel. Many institutional investors have found that a strong, objective board leader can best provide the necessary oversight of management. For example, CalPERS' Corporate Governance Core Principles and Guidelines states that "the independence of a majority of the Board is not enough" and that "the leadership of the board must embrace independence, and it must ultimately change the way in which directors interact with management."

Andrew Grove, chairman of Intel Corporation, stated "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the board. The chairman runs the board. How can the CEO be his own boss?" (BusinessWeek, November 11, 2002)

Corporate boards should separate the role of chairman and chief executive, according to a McKinsey & Co. survey of 180 US directors representing almost 500 companies, two-thirds of which claim annual revenues topping US$1 billion. Nearly 70% of those polled said a CEO should not run the board. (Financial Times, May 28, 2002)

We believe that separating the CEO and Chairman positions and having an independent Chairman will strengthen the Board's integrity and improve its oversight of management.

Mellon Trust

One Mellon Bank Center
Pittsburgh, PA 15258-0001

October 28, 2002

Ms. Vidette Bullock Mixon
The General Board of Pension and Health
Benefits of the The United Methodist Church
1201 Davis Street
Evanston, IL 60201

Dear Vidette:

This letter is in response to your request for confirmation that the General Board of Pension and Health Benefits of the United Methodist Church has owned shares of Xcel Energy Inc for a least one year since September 30, 2002 and such investment had a market value of at least $2000.00.

This security is currently held by Mellon Trust, Master Custodian, for the General Board of Pension and Health Benefits of the United Methodist Church in our nominee name at Depository Trust Company.

Please contact me directly at 412-236-1440 with any questions.

Sincerely,

Lee F. Schmitt
Service Delivery Officer
Mellon Trust

EXHIBIT B

XCEL ENERGY INC.

Compensation and Nominating Committee Charter

A. **Authority.** The Compensation and Nominating Committee is granted the authority by the Board of Directors to perform each of the specific duties enumerated in this Committee Charter. The Compensation and Nominating Committee will be provided adequate resources to discharge its responsibilities. The Compensation and Nominating Committee will receive staff support from the Human Resources Department and the office of the Corporate Secretary.

The Committee has sole authority to retain and terminate compensation consultant(s) including fees and other retention terms.

B. **Responsibility.** The Compensation and Nominating Committee will review the compensation policies of the Xcel Energy Companies and the forms and amount of compensation paid to the members of the Xcel Energy Board of Directors and to the Xcel Energy Companies' executive and senior officers. The Compensation and Nominating Committee will also evaluate the performance of the Xcel Energy Companies' executive and senior officers. It will administer executive annual and long-term incentive plans as delegated by the Board of Directors. It will also make recommendations regarding compensation matters to the Board of Directors. The Compensation and Nominating Committee will evaluate and recommend nominations for new members to the Xcel Energy Board of Directors. It shall also review and recommend adequate corporate governance procedures.

C. **Specific Duties.** The Compensation and Nominating Committee shall:

1. Annually review performance and recommend salaries and other forms of compensation for executive and senior officers and report the results of such performance and compensation evaluations to the Board.

2. Link executive compensation to performance of Xcel Energy and the Xcel Energy Companies as measured against specific performance goals established by the Committee. Review Xcel Energy and the Xcel Energy Companies' twelve month performance. Recommend short-term and long-term incentive awards.

3. Review Xcel Energy's human resources strategy and conduct an annual review of the process of establishing salaries and wages of the Xcel Energy Companies' employees.

4. Review the process of management development and long range planning for the Xcel Energy Companies' development.

5. Review and make recommendations regarding fees and other compensation for Directors.

6. Review and recommend appropriate retirement policies and plans for Directors.

7. Review and recommend to the Board of Directors the appropriate skills and characteristics required of Directors in the context of the current make-up of the Board. This assessment should include factors such as diversity, age, specific technical or professional skills, and experience.

8. Consistent with the above recommendations, nominate candidates to fill open seats on the Board of Directors and recommend Board slate for election in proxy.

9. Recommend Board members to be appointed to each Board Committee.

10. Prepare, with the assistance of management, a detailed orientation program for new Directors and a continuing education program for incumbent Directors.

11. Prepare criteria for assessing the performance of the Board of Directors, Committees and individual Directors. Annually perform such assessment and report the results of such assessment to the Board of Directors.

12. Review and, if appropriate, recommend changes to the Bylaws or the Guidelines on Corporate Governance to ensure effective corporate governance.

13. Recommend Xcel Energy corporate Code of Conduct.

14. Review and recommend procedures for Board meetings. This review should consider, among other things, the role of the Chairman, and other

Xcel Energy Company officers, administration of executive sessions, and the selection of a designated Director to serve in the absence of the Chairman.

15. Review proxy disclosures regarding Directors' and officers' compensation and benefits.

16. Review/establish stock ownership levels for Directors and officers.

17. Review Company practices regarding perquisites and benefit plans for senior management.

18. Review Chief Executive Officer and senior officer severance plan.

D. **Meetings.** The Compensation and Nominating Committee shall meet three times during the calendar year and at such other times as may be requested by its Chairman.

E. **Meeting Attendance.** A majority of the members of the Compensation and Nominating Committee shall constitute a quorum for the transaction of any business at any meetings of the Committee. The executive in charge of Human Resources shall be the coordinating officer for this Committee and shall attend meetings as appropriate. Other management representatives shall attend as necessary.

F. **Supporting Material and Agendas.** The Committee secretary and the Vice President of Human Resources shall prepare the meeting agenda for approval by the Committee Chairman. The agenda and all materials to be reviewed at a Committee meeting shall be provided to the Committee members at least five days prior to the meeting date.

Signed:

______________________________ Date: December 10, 2002

Chairman of the Compensation and
Nominating Committee

_______________________________ Date: December 10, 2002

Chairman of the Board

EXHIBIT C

XCEL ENERGY INC.

GUIDELINES ON CORPORATE GOVERNANCE

Xcel Energy Inc. ("Xcel") was created to be a premier provider of energy services in an increasingly competitive marketplace. To achieve this goal, all parts of Xcel and its subsidiaries and affiliates (collectively the "Xcel Companies") -- including the Xcel Board of Directors – must make decisions and create business processes that promote the best interests of the Xcel Companies' shareholders, customers, employees and communities. To this end, the Board of Directors of Xcel has established the following guidelines to assist it in governing the Xcel Companies.

I. Expectations for the Board and its Directors

A. **Board Membership Criteria.** The Compensation and Nominating Committee is responsible for reviewing with the Board, on an annual basis, the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should consider factors such as diversity, age, skills such as understanding of the energy business, international background, etc.—all in a context of an assessment of the perceived needs of the Board at that point in time. The Board itself will be responsible, in fact as well as procedure, for selecting its own members and recommending them for election by the shareholders. The Board delegates the required screening process to the Compensation and Nominating Committee with the direct input from the Chairman of the Board as well as the Chief Executive Officer.

B. **Director Orientation and Continuing Education.** Each new Director shall participate in a detailed orientation process. Each sitting Director shall participate in a periodic continuing education process. Such orientation or continuing education shall, at a minimum, cover the Xcel Companies' business, organizational, technical, financial, legal and competitive challenges and opportunities. The orientation or continuing education will include background materials, meetings with Xcel Company management, and visits to Xcel Company facilities.

C. **Director Expectations.** Each member of the Xcel Board of Directors shall:

1. Own Xcel common stock or stock equivalents in the amount of 10 times the annual retainer effective on September 1, 2000 ($24,400) within five years of the effective date of the merger closing for non-employee members who are on the Board on the effective date of the merger and within five years of his or her election to the Board for non-employee members elected subsequent to the effective date of the merger;

2. Receive adequate compensation for service on the Board;

3. Budget sufficient time for preparation and attendance at each regularly scheduled Board meeting, including reading and understanding all material provided in advance of each meeting;

4. Submit a letter of resignation for the Board's consideration upon retirement, a change in employer, or a change in professional responsibilities;

5. Retire from the Board prior to the annual meeting of shareholders in the year in which he or she reaches the age of seventy; and

6. Except for inside directors serve no more than fifteen years on the Board (applies only to persons first elected to the Board after the effective date of the merger creating Xcel Energy Inc.).

D. **Board Performance Evaluation.** The Compensation and Nominating Committee shall be responsible for conducting an assessment of the performance of the Board, Board committees, and individual independent Directors, as well as for reviewing with the Board the results of these assessments, at least biannually. The Committee shall also be responsible for assessing the effectiveness of the processes used by the Board. In preparing these assessments, the Committee shall develop and circulate to each Director a questionnaire through which each Director can provide input for the process.

E. **Chief Executive Officer Performance Evaluation.** The outside Directors are responsible for evaluating the performance of the Chief Executive Officer. This evaluation should be conducted annually, and it should be communicated to the Chief Executive Officer by the Chairman of the Compensation and Nominating Committee. The evaluation is to be used by the Committee in determining the compensation of the Chief

Executive Officer. The evaluation should be based on objective criteria to include the performance of the business, accomplishment of reported goals and long-term strategic objectives and the development of management.

F. **Board Size.** Subject to the terms and conditions of the Agreement and Plan of Merger by and between Northern States Power Company and New Century Energies, Inc., dated March 24, 1999 and the right of the Board of Directors to increase or decrease the number of Directors pursuant to Xcel's Bylaws, the Board shall consist of fourteen Directors.

G. **Meetings.** The Board will meet a minimum of seven times per year. Although the Chairman will set the agenda for each Board meeting, each Director is free to suggest agenda items. Unless an item is too sensitive to put in writing, management generally will prepare brief written summaries of all Board presentations for Directors to review in advance of meetings. All Board and Committee meetings may be conducted with one or more Director participating by telephone.

H. **Officer or Employee Attendance at Meetings.** Attendance of officers or employees at meetings of the Board of Directors shall be at the discretion of the Chairman and Chief Executive Officer. Attendance at a special Board of Directors' meeting or strategic planning retreat will be determined at the time of such meeting.

I. **Relationship with Senior Management.** Directors have complete access to management of any Xcel Company. Directors will use discretion to ensure that their contacts with management do not become a distraction.

J. **Board Independence.** The Xcel Board believes that, to function effectively, it must maintain its independence by adhering to the following:

1. **Outside, Disinterested Directors.** Except for two inside Directors, all Directors on the Xcel Board will be outside, disinterested Directors. Outside, disinterested Directors shall not be employees of any Xcel Company. No Director may directly or indirectly draw consulting, legal, or professional service fees from any Xcel Company. No Director may be an employee or representative of a significant supplier of any Xcel Company

unless the Xcel Company entered into its relationship with the supplier as a result of competitive purchasing practices.

2. **Committee Membership.** The Audit, Compensation and Nominating, Finance and Operations and Nuclear Committees shall be composed entirely of outside disinterested Directors. The Chairman of the Board and the Chief Executive Officer shall serve as non-voting ex officio members on all committees.

K. **Succession Planning.** The Chief Executive Officer shall develop and maintain a process for advising the Board on planning for potential successor chief executive officers, as well as for other key senior leadership positions in the Company. The Chief Executive Officer shall review this plan with the Board annually.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164
Fax: (941) 349-6164

Email: pmneuhauser@aol.com

March 7, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Xcel Energy Inc.

Via fax

Dear Sir/Madam:

I have been asked by the General Board of Pension and Health Benefits of the United Methodist Church and by Medora Woods (acting through the AS You Sow Foundation) (who are jointly referred to hereinafter as the "Proponents"), each of whom is a beneficial owner of shares of common stock of Xcel Energy Inc. (hereinafter referred to as "Xcel" or the "Company"), and who have jointly submitted a shareholder proposal to Xcel, to respond to the letter dated January 22, 2003, sent to the Securities & Exchange Commission by Jones Day on behalf of the Company, in which Xcel contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rule 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Xcel's year 2003 proxy statement and that it is not excludable by virtue of the cited rule.

The proposal calls on Xcel's Board to amend its By-Laws to require that the Chairman of the Board be an independent director who has not served as CEO of Xcel.

The Company objects to four statements made by the Proponents.

1.

We believe that this statement simply reflects standard economic theory as well as standard corporate governance theory. As to the latter, we believe that Xcel has confused the legal duties of the Board with the purpose for which the law has established those duties. The REASON why Minnesota law provides in Section 302A.201 that "the business and affairs of a corporation shall be managed by or under the direction of a board" is to ensure that the shareholder interests are protected. Indeed, the Company's own no-action letter request states that "Minnesota law provides that the business must be managed [by the Board] in the interests of all of its shareholders". (See the final sentence of the carryover paragraph at the top of page 3 of Xcel's letter.) Similarly, former Chairman Harvey Pitt stated on October 22, 2002, in an address given to independent directors at Duke University:

> Public investors put their faith into you. Without honest, wise, and experienced directors, public investors would not trust their funds to the managers.

In a like manner, Part 2 of The Conference Board's Commission on Public Trust and Private Enterprise's recent (January 9, 2003) report was entitled "Corporate Governance: Principles, Recommendations and Specific Best Practice Suggestions" and stated in the opening paragraph of the introductory section entitled "The Compact as Foundation for the Corporation" (page 3 of the Report):

> Investor trust in our corporate system is premised on a series of relationships among shareowners, boards of directors and management. Shareowners invest their assets in corporations managed by professionals. This separation of owners from managers is an important feature of the modern corporation. A key role of the board of *directors is to provide oversight to ensure that management acts in the best long-term interests* of the corporation and thus in the best long-term interests *of its shareowners*. (Emphasis supplied.)

In the unlikely event that the Staff were to disagree that the Proponents' statements are simply commonly accepted economic and governance principles, we would be willing to restate the sentence as the opinion of the Proponents.

2.

The Company fails to point out any false statement made by the Proponents. The Proponents have quoted statements made by prominent persons and groups (to which one can now add the Report from the Conference Board, quoted above) as to why the functions of CEO and Chairman should be separated. The Company does not challenge the accuracy of the Proponents summary or quotes. Instead, it seeks to censor them by alleging that the accurate quotes made by prominent persons or groups on a matter of considerable public importance somehow impugns the Board. Such attempted censorship by the corporation of public positions taken on corporate governance matters (which have also been taken by many corporate governance experts besides those quoted by the Proponents) should not be permitted by the Staff.

In essence, Xcel is really arguing that having a compensation committee obviates the need for separation of CEO and Chairman functions. Aside from the fact that all corporations on the NYSE are required to have such a committee, and aside from the further fact that this is an argument on the merits not a question of 14a-9 violation, we note that the Compensation Committee Charter which the Company relies on was only adopted in December, 2002, and it is therefore unclear that the Committee has as yet ever actually done any of the reviews contemplated by the Charter (despite the Company's assertion that "*regular* CEO performance reviews of the CEO are a *reality*"). (Emphasis supplied.)

3.

Xcel does not challenge the accuracy of the statement concerning what many institutional investors believe. The Company simply disagrees with those institutional investors. It is free to do so, but such disagreement has absolutely no probity on the question of whether the Proponents statements violate Rule 14a-9.

In passing, we are amused by the argument that the Company is unique because of the "decimated power market", a market decimated by the actions of the participants in the industry, including Xcel who has been accused of making "round trip" energy trades. One would have thought that strengthening corporate governance was especially relevant to Xcel's and Enron's industry.

4.

Apparently Xcel doesn't like the results of the survey (whose date and citation are given). It is hard to see how that in any way even remotely implicates a 14a-9 violation. Indeed, it is difficult to believe that Xcel can make its argument with a straight face.

In summary, we believe that, at a time when it is under financial stress as a result of what appear to have been terrible business decisions by its management, Xcel has wasted corporate resources by making a series of frivolous arguments.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Robert J. Joseph, Esq.
All proponents
Sister Pat Wolf

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2003

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Xcel Energy Inc.
Incoming letter dated January 22, 2003

The proposal requests that the board of directors amend the bylaws to require that an independent director who has not served as CEO serve as chairman of the board.

We are unable to concur in your view that Xcel may omit the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must recast the sentence that begins "The primary purpose . . ." and ends ". . . management, including the CEO" as the proponents' opinion. Accordingly, unless the proponents provide Xcel with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Xcel omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Alex Shukhman
Attorney-Advisor